Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated February 11, 2021

Relating to Preliminary Prospectus dated February 9, 2021

Registration Statement No. 333-252024

loanDepot, Inc.

This free writing prospectus relates to the initial public offering of shares of Class A common stock, par value $0.001 per share, of loanDepot, Inc. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated February 9, 2021 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-252024) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$14.00

Class A common stock offered by the Company	2,394,000 shares (or 2,753,100 shares, if the underwriters exercise their option to purchase additional shares in full).

Class A common stock offered by the selling stockholders	1,456,000 shares (or 1,674,400 shares, if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding immediately after this offering	6,068,834 shares (or 6,646,334 shares if the exercise their option to purchase additional shares in full), including 3,850,000 shares (or 4,427,500 shares if the underwriters exercise their option to purchase additional shares in full) to be sold in this offering and 2,218,834 vested restricted stock units of Class A common stock granted to employees in connection with the offering. If all outstanding Holdco Units and Class B and Class C Common Stock held by the Continuing LLC Members and Class D Common Stock held by the Parthenon Stockholders were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis, 325,000,000 shares of Class A Common Stock (or 325,000,000 fully diluted shares if the underwriters exercise their option to purchase additional shares in full) would be outstanding.

Class B common stock to be outstanding immediately after this offering	0 shares.

Class C common stock to be outstanding immediately after this offering	198,289,159 shares (or 197,930,059 shares, if the underwriters exercise their option to purchase additional shares in full), equal to one share per Holdco Unit (other than any Holdco Units owned by loanDepot, Inc.).

Class D common stock to be outstanding immediately after this offering	120,642,007 shares (or 120,423,607 shares, if the underwriters exercise their option to purchase additional shares in full) equal to one share per Holdco Unit (other than any Holdco Units owned by loanDepot, Inc.).
Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately $25.0 million (or $29.6 million if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of our Class A Common Stock by the selling stockholders.

We intend to use net proceeds of approximately $25.0 million together with cash on hand to purchase 2,394,000 Holdco Units, together with an equal number of shares of our Class B and Class C Common Stock, from certain owners of Holdco Units (the “Exchanging Members”), including our Chief Executive Officer and certain of our other officers.

If the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, in addition to the use of our net proceeds as described above, we intend to use approximately $4.6 million of the net proceeds from our sale of additional shares together with cash on hand to purchase 359,100 Holdco Units, together with an equal number of shares of Class B and Class C Common Stock, from the Exchanging Members, including our Chief Executive Officer and certain of our other officers at the public offering price. If the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, the remaining 218,400 shares will be sold by the selling stockholders, and we will not retain any proceeds from their sale of such shares. See “Use of Proceeds”.

Controlled company	Following the completion of this offering, the Parthenon Stockholders and the Continuing LLC Members will beneficially own approximately 99.6% of the voting power of our common stock (or 99.6% if the underwriters exercise their option to purchase additional shares in full). Accordingly, the Parthenon Stockholders and the Continuing LLC Members, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, assets sales, amendment of our certificate of incorporation or bylaws and other significant corporate transactions for so long as the Parthenon Stockholders and the Continuing LLC Members retain significant ownership of us. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE.
Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 15% of the Class A common stock for sale to some of our directors, officers and employees through a reserved share program, or Reserved Share Program. If these persons purchase reserved shares, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by the prospectus. See “Underwriting—Reserved Share Program.”

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/1831631/000119312521034622/d814714ds1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com;

•	BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@bofa.com;

•	Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, telephone: 1-800-221-1037 or email: usa.prospectus@credit-suisse.com

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

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